FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 28, 2009

Commission File Number: 001-14624

ABN AMRO HOLDING N.V.

Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 with registration numbers 333-74793, 333-81400, 333-84044, 333-127660, 333-128619, 333-128621, 333-84044, 333-140798, 333-145751, and 333-149577, the registration statements on Form F-3 with registration numbers 333-137691 and 333-104778-01 and the registration statement on Form F-4 with the registration number 333-108304 of ABN AMRO Holding N.V. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

TABLE OF CONTENTS

Item
1	Interim Financial Report for the six months ended 30 June 2009

Item 1

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ABN AMRO Holding N.V.
Interim Financial Report for the six months ended 30 June 2009

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Contents

Cautionary statement on forward-looking statements	3
Chairman’s Review	4
Operating and Financial Review	7
Dutch State acquired businesses	8
RBS acquired businesses	10
Central Items	12
Impact of the credit environment on the Group’s financial position and results of operations	13
Condensed Consolidated Financial Statements	14
Additional Information	36
Impact of the credit environment on the Group’s financial position and results of operations	36

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Cautionary statement on forward-looking statements

Certain sections in this document contain ‘forward-looking statements’ as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words ‘expect’, ‘estimate’, ‘project’, ‘anticipate’, ‘should’, ‘intend’, ‘plan’, ‘probability’, ‘risk’, ‘Value-at-Risk (‘VaR’)’, ‘target’, ‘goal’, ‘objective’, ‘will’, ‘endeavour’, ‘outlook’, 'optimistic', 'prospects' and similar expressions or variations on such expressions.

In particular, this document includes forward-looking statements relating, but not limited, to ABN AMRO Holding N.V.’s (referred to as ‘the Group’, ‘ABN AMRO’ or ‘ABN AMRO Group’) potential exposures to various types of market risks, such as counterparty risk, interest rate risk, foreign exchange rate risk, commodity and equity price risk and credit risks. Such statements are subject to risks and uncertainties. For example, certain of the market risk disclosures are dependent on choices about key model characteristics and assumptions and are subject to various limitations. By their nature, certain of the market risk disclosures are only estimates and, as a result, actual future gains and losses could differ materially.

Other factors that could cause actual results to differ materially from those estimated by the forward looking statements contained in this document include, but are not limited to:

•	the extent and nature of future developments and continued volatility in the credit markets and their impact on the financial industry in general and ABN AMRO in particular;
•	the effect on ABN AMRO’s capital of write downs in respect of credit exposures;
•
risks related to ABN AMRO’s transition and separation process following its acquisition by the Consortium consisting of The Royal Bank of Scotland Group plc (‘RBS’), the State of the Netherlands (‘Dutch State’) and Banco Santander S.A. (‘Santander’);

•
general economic conditions in the Netherlands and in other countries in which ABN AMRO has significant business activities or investments, e.g. the United Kingdom and the United States, including the impact of recessionary economic conditions on ABN AMRO's revenues, liquidity and balance sheet;

•	the actions taken by governments and their agencies to support individual banks and the banking system;
•	the monetary and interest rate policies of the European Central Bank, the Board of Governors of the Federal Reserve System and other G-7 central banks;
•	inflation or deflation;
•	unanticipated turbulence in interest rates, foreign currency exchange rates, capital markets, commodity prices and equity prices;
•	changes in Dutch and foreign laws, regulations and taxes;
•	changes in competition and pricing environments;
•	natural and other disasters;
•	the inability to hedge certain risks economically;
•	the adequacy of loss reserves;
•	technological changes;
•	changes in consumer spending and saving habits; and
•	the success of ABN AMRO in managing the risks relating to the foregoing.

Factors that could also adversely affect ABN AMRO’s results or the accuracy of forward-looking statements in this report, and the factors discussed here or in the section ‘Risk factors’, included in the ABN AMRO’s 2008 Annual Report on Form 20-F filed with the US Securities and Exchange Commission on 27 March 2009, should not be regarded as a complete set of all potential risks or uncertainties. ABN AMRO has economic, financial market, credit, legal and other specialists who monitor economic and market conditions and government policies and actions. However, because it is difficult to predict with complete accuracy any changes in economic or market conditions or in governmental policies and actions, it is hard for ABN AMRO to anticipate the effects that such changes could have on ABN AMRO’s financial performance and business operations.

The forward-looking statements made in this report speak only as at the date of publication of this report. ABN AMRO does not intend to publicly update or revise these forward-looking statements to reflect events or circumstances after the date of this report, nor does ABN AMRO assume any responsibility to do so.

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ABN AMRO Group reports first half 2009 financial results

Chairman’s Review

First half 2009 update
ABN AMRO recorded a loss after tax of EUR 2,647 million for the first half 2009. This comprises a loss after tax of EUR 2,763 million attributable to RBS acquired businesses, a gain of EUR 77 million attributable to the Dutch State acquired businesses, a loss of EUR 60 million attributable to the Group’s Central Items and a gain of EUR 99 million attributable to Santander’s remaining acquired businesses which are reported discontinued operations.

The loss after tax from continuing operations of EUR 2,746 million compares to a loss of EUR 2,860 million for the first half of 2008.  The movement reflects lower fair value losses on positions in the trading book and a general reduction in operating expenses due to the scaling down of certain activities within the Group offset by increases in loan impairment provisions.  For further analysis of the ABN AMRO Group results by business segment please refer to the Operating and Financial Review section of this report.

Update on Separation activity
RBS and the Dutch State continue to work towards the legal separation of the Dutch State acquired businesses from the residual RBS acquired businesses into two separate banks and additionally with Santander on the settlement of the Consortium shareholder agreement.  Important and critical milestones relating to the legal demerger and subsequent separation have recently been reached as we move towards legal separation.  This includes the completion of a major part of the technical separation of ABN AMRO’s banking and payments operating systems and processes.  Legal demerger, previously referred to as the legal segregation, will occur upon transfer of Dutch State acquired businesses out of ABN AMRO Bank N.V. into a separate legal entity, ABN AMRO II N.V., a fully owned subsidiary of ABN AMRO Holding N.V., that was incorporated and registered with the Dutch Chamber of Commerce earlier in 2009.  Legal separation out of the ABN AMRO Group will occur when ABN AMRO II N.V. is separated from the ABN AMRO Group and functions as a new independent bank. This is aimed to be achieved by the end of this year.

Constituting a pivotal step in the demerger process, ABN AMRO plans to file legal demerger documentation with the Dutch Chamber of Commerce in September 2009. This document outlines the Group’s legal demerger process and provides creditors of ABN AMRO Bank N.V. with pro forma financial information as of 30 June 2009 allowing for assessment of the impact of the legal transfers and demerger on ABN AMRO Bank N.V. The document includes information on the impact on employees, creditors and suppliers. As part of the restructuring process, the Dutch State acquired businesses and activities are being transferred into the newly formed entity ABN AMRO II N.V., subject to Dutch Central Bank approval. Subsequent to the transfer of selected entities into ABN AMRO II N.V. and completion of a demerger according to Dutch law of assets and liabilities to this entity, ABN AMRO II N.V. will be renamed "ABN AMRO Bank N.V.".  This bank will operate under a separate banking licence, a request for which has been submitted to the Dutch Central Bank. ABN AMRO expects to have obtained the banking licence before the execution of the legal demerger.

The smooth separation of these businesses from ABN AMRO Group remains a priority for the Managing Board, targeted for completion by the end of 2009 in line with our announced plans.  ABN AMRO Group and its shareholders intend to ensure that by legal separation both separate banks are adequately capitalized and have sound liquidity positions.  The Group continues to pursue the sale of part of the Dutch commercial clients’ activities and selected regional branch offices to comply with the requirements of the European Commission.  The sale will be subject to approval by the shareholder, the European Commission and the Dutch Central Bank.  A request for an extension of the sale period by the Dutch State to the European Commission has been granted until the beginning of September.

Following the separation of the Dutch State acquired businesses, the existing ABN AMRO Bank N.V. will be renamed "The Royal Bank of Scotland N.V." (‘RBS N.V.’). The future RBS N.V. will be an integral part of the RBS Group and will principally contain the international lending, international transaction services and equities businesses of the RBS Group.  These activities will continue to be subject to Dutch Central Bank supervision and on a consolidated basis as part of the RBS Group subject to UK Financial Services Authority supervision. Due to the change in the operating model of RBS N.V. compared to pre-acquisition ABN AMRO Bank N.V. a licence renewal application procedure is required.  This licence renewal application has been lodged with the Dutch Central Bank. ABN AMRO expects to have obtained the renewed banking licence before the execution of the legal demerger.

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The Central Items business segment includes items (referred to as Shared Assets) that are not allocated to but economically shared by the Consortium Members and accumulated amounts payable to Santander arising from the disposal of Banco Real and other sales and settlements. The economic interest in the Shared Assets will remain shared until all Consortium Members have agreed on disposal, allocation or made other arrangements.

Governance until legal separation
Until final legal separation, expected to occur before the end of the year, ABN AMRO Group will continue to be governed by its Managing Board and Supervisory Board and regulated on a consolidated basis with capital ratios, liquidity measures and exposures being reported to and regulated by the Dutch Central Bank.

The Managing Board and the Supervisory Board of ABN AMRO Group have approved the intention to repatriate via RFS Holdings B.V. capital for the benefit of Santander in the amount of EUR 6.5 billion, subject to regulatory approval. Any future capital repatriations to individual Consortium Members are part of an overall capital plan authorised within the governance of ABN AMRO Group and agreed between Consortium Members.  Additionally, these are subject to regulatory approval.

RBS Strategic Review
The RBS interim results release on 7 August 2009 outlined further updates to its strategic restructuring plan, initially announced in the RBS Group 2008 Annual Results, which includes businesses acquired from ABN AMRO. The RBS Group has been restructured into Core and Non-core elements.  RBS expects to substantially run down or dispose of the businesses, assets and portfolios within the Non-core division by 2013.  Some ABN AMRO businesses are included in this new Non-core division, most notably certain businesses in Asia.  RBS recently announced that it had entered into a sale agreement with ANZ Group Limited to sell its Retail and Commercial Banking operations in Taiwan, Hong Kong, Singapore, and Indonesia and the onshore Global Banking and Markets, and Global Transaction Services operations in the Philippines, Vietnam and Taiwan. Completion of the transaction is expected within an eight to 13 month period depending on the jurisdiction. Additionally, on 12 August 2009 RBS announced that it had agreed to sell its 99.37% holding in The Royal Bank of Scotland Limited (RBS Pakistan) to MCB Bank Limited, subject to regulatory approvals. RBS remains in discussion with bidders for the remaining assets it has decided to sell in Asia.

Capital, liquidity and funding
ABN AMRO continues to be well funded and capitalised.  At 30 June 2009, the Group’s tier 1 ratio was 13.3% (31 December 2008: 10.9%) and the total capital ratio was 17.9% (31 December 2008: 14.4%).  This reflects a reduction in risk weighted assets in the first half year 2009 and a EUR 3 billion capital injection by its parent company RFS Holdings B.V.  Our capital ratios continue to exceed the minimum tier 1 and total capital ratios of 9% and 12.5% respectively set by the Dutch Central Bank during the separation period of ABN AMRO Group.  ABN AMRO continues to comfortably exceed the regulatory liquidity requirements.

On 6 July 2009 ABN AMRO successfully issued a five-year EUR 2 billion Covered Bond. The issuance enjoyed healthy demand from investors thus demonstrating the funding capabilities of ABN AMRO. This program is now also registered with the Dutch Central Bank. By the registration as a programme governed by the Dutch Covered Bond law, the programme complies with all requirements.

Update on capital actions due to legal separation
On 26 June 2009, the Minister of Finance of the Netherlands (‘the Minister’) as part of an update letter to the Dutch Lower House of Parliament on the strategy, risk policy, legal structure and the separation plan, requested approval for specific capitalisation actions. In July 2009 the Dutch Parliament approved the Minister’s request to acquire a EUR 800 million Mandatory Convertible Tier-1 Security (‘MCS’) to be issued by ABN AMRO Bank N.V. and enter into a Credit Default Swap (‘CDS’) agreement with ABN AMRO Bank N.V.

The MCS has been issued and was acquired by the Ministry of Finance on 31 July 2009. When ABN AMRO II N.V. transfers out of ABN AMRO Holding N.V on legal separation the security will mandatorily convert into common equity of ABN AMRO II N.V.  The MCS pays a 10% coupon and ABN AMRO Bank N.V. may defer coupons at any time.  In case ABN AMRO Bank N.V. is in breach of minimum capital adequacy requirements, as set by the Dutch Central Bank, the coupon payments will be mandatorily deferred.

The CDS agreement was signed on 31 July 2009 with a start date of no later than 31 August 2009.  Through this arrangement ABN AMRO Bank N.V. will purchase credit protection, for a fee of 51.5 bps p.a. on the outstanding portfolio amount, currently EUR 34.5 billion portfolio of own originated residential mortgages.  Under the

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agreement losses will be shared pari passu between ABN AMRO Bank N.V. for 5% and Dutch State for 95%, with a first loss for ABN AMRO Bank N.V. of 20bps p.a.  This CDS will reduce the risk-weighted assets of ABN AMRO Bank N.V. by EUR 19 billion.

Further capital may be required as a result of the sale of part of the Dutch commercial client activities and selected regional branch offices to comply with the requirements of the European Commission.

RBS will continue to ensure that its businesses included in the future RBS N.V. are appropriately capitalised.  RBS would not have to raise new capital for this, as any required capital transfers have already been factored into RBS Group’s capital plan.  Any capital transfers from RBS Group to RBS N.V. are subject to oversight by the UK Financial Services Authority.

Capital repatriation
On 7 August 2009 approval from the Dutch Central Bank was sought on the distribution of EUR 6.5 billion from ABN AMRO Bank N.V. to ABN AMRO Holding N.V. to enable ABN AMRO Holding N.V. to pay a dividend of EUR 6.5 billion to RFS Holdings B.V. for capital repatriation to its shareholder Santander, relating to realised proceeds from the 2008 sale of the Santander acquired businesses. Any further distribution for the benefit of Consortium Members will be subject to separate Dutch Central Bank approval and will be carried out upon the completion of planned capital actions.

Gerrit Zalm
Chairman of the Managing Board of ABN AMRO

Amsterdam, 26 August 2009

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Operating and Financial Review

Financial results and position of ABN AMRO Group

EUR in millions	Six months ended
	30 June 2009	30 June 2008
Profit and Loss by segment
Profit/(loss) from continuing operations attributable to:
Dutch State acquired businesses	77	494
RBS acquired businesses	(2,763)	(2,744)
Central Items	(60)	(610)

Loss from continuing operations	(2,746)	(2,860)
Profit from discontinued operations net of tax	99	5,745
Loss/profit for the period	(2,647)	2,885

EUR in billions	ABN AMRO Group as at
	30 June 2009	31 December 2008
Financial Position
Total assets	523.2	666.8

Total liabilities	507.0	649.7

Risk-weighted assets	150.9	176.0

ABN AMRO is comprised of three reportable segments, namely “RBS acquired”, “Dutch State acquired” and “Central Items”. The “RBS acquired” segment principally contains the international lending, international transaction services with operations in Europe, Asia and the Americas and the equities business of the RBS Group. The “Dutch State acquired” segment serves Dutch commercial clients, Dutch consumer clients, and Dutch and international private clients, and includes the International Diamond and Jewelry business. The “Central Items” segment includes items that are not allocated to but economically shared by the Consortium Members as well as accumulated amounts accruing to Banco Santander S.A. arising from the disposal of Banco Real and other sales and settlements.

In prior periods the Group disclosed six reportable segments, namely Europe, Americas, Asia, the Netherlands, Private Clients and Central Items. The change from six reportable segments to three reportable segments reflects the focus of the Managing Board on the creation and subsequent legal separation of the Dutch State acquired businesses from the residual RBS acquired businesses into two separate independent banks, and the consequential impact that this progression has had on the management of the Group. Comparative segment figures have been restated to reflect the current organisation structure.

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment.

For an analysis of the current period performance see the commentary by business segment set forth below:

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Financial results and position of ABN AMRO Group by business segment

Dutch State acquired businesses

EUR in millions	Six months ended
	IFRS		Consolidation effect [1]		Excluding consolidation effect (non-GAAP measure) [2]
	30 June 2009	30 June 2008	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Profit and Loss
Net interest income	1,449	1,620	(7)	-	1,456	1,620
Net fee and commission income	601	693	-	-	601	693
Net trading income	17	91	-	-	17	91
Results from financial transactions	204	117	3	-	201	117
Share of result in equity accounted investments	49	41	-	-	49	41
Other operating income	102	126	-	-	102	126
Income from consolidated private equity holdings	225	-	225	-	-	-

Operating income	2,647	2,688	221	-	2,426	2,688
Operating expenses	1,966	1,811	219	-	1,747	1,811
Operating result	681	877	2	-	679	877
Loan impairment and other credit risk provisions	596	235	-	-	596	235
Operating profit before taxes	85	642	2	-	83	642
Tax	8	148	2	-	6	148
Profit from continuing operations	77	494	-	-	77	494

EUR in billions	Dutch State acquired businesses as at
	30 June 2009	31 December 2008
Financial Position
Total assets [3]	205.2	183.5

Total liabilities [3]	198.3	176.5

Risk-weighted assets	95.0	91.7

Assets under Management	113	102

1 This is the impact per line item of the private equity investments which are required to be consolidated under IFRS
2 Private equity is not considered part of the banking activities
3 The presentation of total amounts includes EUR 13.1 billion (December 2008: EUR 6.4 billion) of net intercompany receivables, which are netted with other segments within liabilities for consolidation purposes.

The businesses acquired by the Dutch State consist of the Dutch commercial and retail banking, international private clients and the International Diamond and Jewelry business. The results for the six months ended 30 June 2009 are not entirely comparable to the prior period due to the inclusion of certain funding and liquidity portfolios allocated to the Dutch State acquired businesses only as from 1 April 2008 onward.

Net interest income decreased by EUR 171 million, or 11%, to EUR 1,449 million reflecting a general pressure on customer and client interest rates and inclusion of the allocated funding and liquidity portfolios for the full period. The decrease in net fee and commission income of EUR 92 million, or 13%, is attributable to decreased investment activity by clients in response to the volatile conditions of the financial markets since the latter half of 2008. Net trading income decreased by EUR 74 million, or 81%, to EUR 17 million largely as a result of fair value losses recorded on a portfolio of public sector loans following increased credit spreads. Results from financial transactions revenue benefited from gains on the sale of debt securities. Lower net revenue levels from insurance activities due to an increase in claims in comparison to the prior period contributed to a decrease in other operating income of EUR 24 million, or 19%, to EUR 102 million.

Non-GAAP operating expenses decreased by EUR 64 million to EUR 1,747 million in 2009, reflecting a decrease in bonuses costs and other cost control measures. IFRS operating expenses increased by EUR 155 million, or 9%, to EUR 1,966 million due to the inclusion of consolidated private equity investments from the start of 2009

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following an agreement reached between shareholders on the transfer of part of the private equity portfolio from Central Items to the Dutch State acquired businesses.

Loan impairment provisions have increased significantly by EUR 361 million, or 154%, to EUR 596 million. The higher loan impairment levels reflect higher specific loan provisioning levels and the need for management to reassess and raise the level of incurred but not identified allowances in response to the economic conditions and consequent expectations regarding loan losses.

Total assets increased predominantly as a result of purchases of high quality debt securities for asset and liability management purposes and higher settlement balances as at 30 June 2009. An increase in total liabilities is mainly attributable to increases in savings and current account balances for both the consumer and commercial customers. This has also supported the increase of the Assets under Management in Private Clients, which have furthermore benefited from the improvement in market conditions and a net inflow.  Overall levels of Assets under Management continue to be impacted by the weakness in the financial markets.

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RBS acquired businesses

EUR in millions	Six months ended
	30 June 2009	30 June 2008
Profit and Loss
Net interest income	783	1,401
Net fee and commission income	526	586
Net trading income	146	(2,160)
Results from financial transactions	(1,543)	(699)
Share of result in equity accounted investments	(35)	14
Other operating income	(27)	47

Total income	(150)	(811)
Operating expenses	2,197	2,534
Operating result	(2,347)	(3,345)
Loan impairment and other credit risk provisions	1,113	242
Operating loss before taxes	(3,460)	(3,587)
Tax	(697)	(843)
Loss from continuing operations	(2,763)	(2,744)

EUR in billions	RBS acquired businesses as at
	30 June 2009	31 December 2008
Financial Position
Total assets	321.5	478.2

Total liabilities	316.3	472.2

Risk-weighted assets	53.2	80.4

The RBS acquired businesses cannot be fully evaluated on a stand-alone basis, due to ongoing business transfers to, coupled with new business originated within, RBS. Reference should be made to the Interim Results for the half year ended 30 June 2009 of the RBS Group.

The RBS acquired businesses’ performance in the first half of 2009 decreased by EUR 19 million to a loss from continuing operations of EUR 2,763 million predominantly as a result of substantially higher levels of loan impairments for the same period despite improvements in total income and operating expenses.

Total income improved from a loss of EUR 811 million to a loss of EUR 150 million predominantly as a result of positive trading revenue in comparison to the prior period.

Net interest income decreased by EUR 618 million, or 44%, to EUR 783 million reflecting a continued reduction in the balance sheet, the inclusion of funding and liquidity portfolios for the full period and a general reduction in interest rates.

Net fee and commission income decreased by EUR 60 million, or 10%, to EUR 526 million mainly as a result of lower brokerage fees due to reduced market activity.

The improvement in trading income is due to lower losses on counterparty credit valuation adjustments (‘CVAs’) against monolines and lower write downs of collateralised debt obligations (‘CDOs’) in comparison to the prior period. The losses in 2008 and in early 2009 relating to CDOs and monolines are not expected to reoccur due to the legal and risk transfer of most underlying instruments to RBS in the course of the first half year. Trading income also benefited from favourable results in the equities business in the United Kingdom, swap trading in Australia, and currency gains partially offset by falling prices on mortgage back securities held in a liquidity portfolio.

Results from financial transactions decreased by EUR 844 million to a loss of EUR 1,543 million. This is mainly attributable to fair value losses on a portfolio of credit default swaps used to hedge the loan book following tightening of credit spreads and EUR 240 million of losses on the sale of notes issued by regulatory relief programs and the conduit Orchid to RBS.  In addition, the first half of 2008 included significant gains arising from changes in own credit.

Share of results in equity accounted investments decreased by EUR 49 million to a loss of EUR 35 million due to the impairment of an infrastructure investment recognised in the first half of 2009. Other operating income decreased by EUR 74 million to a loss of EUR 27 million reflecting lower business disposal gains.

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Operating expenses decreased by EUR 337 million, or 13%, mainly as a result of lower personnel costs. Operating expenses for the first half of 2009 were also affected by the impairment of goodwill on Asian disposal units classified as held for sale of EUR 194 million.

Loan impairment provisions have significantly increased by EUR 871 million to EUR 1,113 million reflecting the challenging credit environment.

Total assets and total liabilities of the RBS acquired businesses have reduced significantly mainly due to the continued transfer of businesses and activity to RBS. Trading assets and liabilities reduced by EUR 112 billion due to novations, netting of derivatives and tightening of credit spreads. Reverse repurchase agreements reduced by EUR 25 billion and repurchase agreements reduced by EUR 20 billion due to the roll off of transactions to RBS and no further business being generated in ABN AMRO. Loans have reduced by EUR 22 billion due to maturing loans, transfers to RBS and the reclassification of EUR 4 billion of loans to held for sale as a result of agreed sales of a number of Asian businesses.

Deferred tax assets have increased significantly mainly due to significant trading losses, fair value losses on available-for-sale financial investments recognised in other comprehensive income and appreciation of deferred tax assets in foreign currency against the Euro.

For further information regarding the results of the RBS acquired businesses please refer to the RBS Interim Results for the half year ended 30 June 2009 published on 7 August 2009.

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Central Items

EUR in millions	Six months ended
	IFRS		Consolidation effect[1]		Excluding consolidation effect (non-GAAP measure)
	30 June 2009	30 June 2008	30 June 2009	30 June 2008	30 June 2009	30 June 2008
Profit and Loss
Net interest income	94	(375)	(1)	(27)	95	(348)
Net fee and commission income	1	87	-	-	1	87
Net trading income	6	(213)	-	-	6	(213)
Results from financial transactions	(212)	(121)	2	(22)	(214)	(99)
Share of result in equity accounted investments	13	29	-	-	13	29
Other operating income	80	18	-	-	80	18
Income from consolidated private equity holdings	15	1,033	15	1,033	-	-

Total income	(3)	458	16	984	(19)	(526)
Operating expenses	113	1,279	13	978	100	301
Operating result	(116)	(821)	3	6	(119)	(827)
Loan impairment and other credit risk provisions	-	2	-	-	-	2
Operating loss before taxes	(116)	(823)	3	6	(119)	(829)
Tax	(56)	(213)	3	6	(59)	(219)
Loss from continuing operations	(60)	(610)	-	-	(60)	(610)

EUR in billions	Central Items as at
	30 June 2009	31 December 2008
Financial Position
Total assets	9.3	9.9

Total liabilities	5.4	6.5

Risk-weighted assets	2.7	3.9

1 This is the impact per line item of the private equity investments which are required to be consolidated under IFRS

The Central Items business segment includes items (referred to as Shared Assets) that are not allocated to, but economically shared by the Consortium Members and accumulated amounts accruing to Banco Santander S.A. arising from the disposal of Banco Real and other sales and settlements.

On 1 April 2008, certain funding and liquidity portfolios were allocated to either the Dutch State acquired businesses or the RBS acquired businesses and therefore the 2009 results of these portfolios are now reflected in the respective business segment leading to results not being comparable between the financial periods due to the prospective nature of the allocation.

Net interest income improved by EUR 469 million to EUR 94 million. The 2008 figure includes the negative results relating to the Group funding and liquidity portfolios which were transferred out of Central Items and allocated to the other two business segments on 1 April 2008. Net trading income was limited due to the transfer out of most portfolios to the other segments. Non-GAAP results from financial transactions decreased by EUR 115 million to a negative result of EUR 214 million, predominantly as a result of losses recorded on the sale and revaluation of private equity investments. Other operating income increased by EUR 62 million to EUR 80 million predominantly as a result of gains on the sale of a stake in an infrastructure capital fund to Fortis Bank S.A. and a corporate finance business activity to RBS.

Operating expenses decreased by EUR 1,166 million to EUR 113 million (Non-GAAP operating expenses decreased by EUR 201 million, to EUR 100 million). Operating expenses for the first half of 2008 were predominantly related to expenses from consolidated private equity holdings which were transferred or sold in 2009.  The remaining decrease in operating results is due to lower personnel expenses as business activities are progressively reduced in line with the transition and separation plans.

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Impact of the credit environment on the Group’s financial position and results of operations

The following table provides an overview of the Group’s net exposures to credit market activities, predominantly held by the RBS acquired businesses.

EUR in millions	30 June 2009	31 December 2008
Net exposure [1]
Asset-backed securities
- held for trading	3,272	5,493
- available-for-sale	20,734	22,571
Total asset-backed securities	24,006	28,064

Net exposure monoline insurers	2	2,173

Net exposure CDPCs	60	1,645

Syndication and leverage loans	-	2,472

1 Net exposure is the carrying value after taking account of hedge protection purchased from monolines and other counterparties. The hedge provides protection against the notional and interest cash flows due to the holder of debt instruments in the event of default by the debt security counterparty.

The Group’s total net exposure to asset-backed securities (‘ABS‘) of EUR 24 billion at 30 June 2009 has decreased by 15% during the first half of 2009 mainly as a result of transfers to RBS and maturing of certain positions. EUR 21.0 billion of the total net exposure to ABS relates to the Group’s holding of residential mortgage-backed securities (‘RMBS‘) which includes mortgage covered bonds (EUR 10.1 billion) and securities backed by mortgages covered by the Dutch mortgage guarantee scheme (EUR 7.9 billion). 30% of the total exposure to ABS was originated in 2007, 38% in 2006 and a further 20% in 2005.

During the first half of 2009 the net exposure to monoline insurers decreased significantly due to increased credit valuation adjustment (‘CVA’) levels, novations to RBS and an overlay swap transacted with RBS which transfers the daily movement in the CVA to RBS for a number of selected trades. The mark-to-market of this swap with RBS was EUR 35 million in favour of ABN AMRO at 30 June 2009.

The reduction in the net exposure to Credit Derivative Product Companies (‘CDPCs’) reflects trade novations to RBS.

At 30 June 2009 the total syndication and leveraged loan portfolio has either been sold or is now kept and managed as an integral part of the loan book.

UNAUDITED

Condensed Consolidated Financial Statements

UNAUDITED

Condensed consolidated income statement for the six months ended 30 June 2009

(in millions of euros)	Six months ended
	30 June 2009	30 June 2008

Interest income	7,321	11,223
Interest expense	4,995	8,577
Net interest income [3]	2,326	2,646

Fee and commission income	1,314	1,594
Fee and commission expense	186	228
Net fee and commission income [4]	1,128	1,366

Net trading income/(loss) [5]	169	(2,282)
Results from financial transactions [6]	(1,551)	(703)
Share of result in equity accounted investments	27	84
Other operating income [7]	155	191
Income from consolidated private equity holdings	240	1,033
Total income	2,494	2,335

Personnel expenses [8]	1,994	2,559
General and administrative expenses [9]	1,605	1,874
Depreciation and amortisation [16]	548	411
Goods and materials of consolidated private equity holdings	129	780
Operating expenses	4,276	5,624
Loan impairment and other credit risk provisions [18]	1,709	479
Total expenses	5,985	6,103

Operating loss before tax	(3,491)	(3,768)
Tax [10]	(745)	(908)
Loss from continuing operations	(2,746)	(2,860)
Profit from discontinued operations net of tax [28]	99	5,745
Profit/(loss) for the period	(2,647)	2,885

Attributable to:
Owners of the parent company	(2,649)	2,870
Non-controlling interests	2	15

Numbers stated against items refer to the notes.

Condensed consolidated statement of comprehensive income for the six months ended 30 June 2009

(in millions of euros)	Six months ended
	30 June 2009	30 June 2008

Profit/(loss) for the period	(2,647)	2,885

Other comprehensive income/(expense): [11]
Currency translation account	(409)	47
Available-for-sale financial assets*	(961)	(1,299)
Cash flow hedging reserve*	(269)	588
Income tax relating to components of other comprehensive income	406	232
Other comprehensive expense for the period, net of tax	(1,233)	(432)

Total comprehensive income/(expense) for the period, net of tax	(3,880)	2,453

Total comprehensive income/(expense) attributable to:
Owners of the parent company	(3,873)	2,689
Non-controlling interests	(7)	(236)
	(3,880)	2,453

Numbers stated against items refer to the notes.
* includes share of other comprehensive income of associates of EUR 29 million gain in available-for-sale financial assets and of EUR 26 million gain in cash flow hedging reserve.

UNAUDITED

Condensed consolidated statement of financial position as at 30 June 2009

(in millions of euros)	30 June 2009	31 December 2008

Assets
Cash and balances at central banks	18,901	5,854
Financial assets held for trading [12]	101,207	212,653
Financial investments [13]	71,427	67,061
Loans and receivables- banks [14]	52,753	75,566
Loans and receivables- customers [15]	246,947	270,507
Equity accounted investments	856	796
Property and equipment	2,095	2,035
Goodwill and other intangibles [16]	795	924
Assets of businesses held for sale [28]	6,473	1,583
Accrued income and prepaid expenses	4,340	7,011
Tax assets [17]	6,748	5,100
Other assets [19]	10,703	17,727
Total assets	523,245	666,817

Liabilities
Financial liabilities held for trading [12]	79,952	192,087
Due to banks [20]	68,843	94,620
Due to customers [21]	203,979	209,004
Issued debt securities [22]	102,074	111,296
Provisions [23]	3,988	4,144
Liabilities of businesses held for sale [28]	9,795	864
Accrued expenses and deferred income	5,876	8,418
Tax liabilities [17]	583	700
Other liabilities [24]	19,723	15,012
Liabilities (excluding subordinated liabilities)	494,813	636,145
Subordinated liabilities [25]	12,189	13,549
Total liabilities	507,002	649,694

Equity
Share capital	1,852	1,852
Share premium	8,343	5,343
Retained earnings	8,447	11,096
Other components of equity	(2,438)	(1,214)
Equity attributable to shareholders of the parent company	16,204	17,077
Equity attributable to non-controlling interests	39	46
Total equity	16,243	17,123

Total equity and liabilities	523,245	666,817

Guarantees and other commitments	39,411	42,148
Committed credit facilities	53,944	63,436

Numbers stated against items refer to the notes.

UNAUDITED

Condensed consolidated statement of changes in equity for the six months ended 30 June 2009

(in millions of euros)	Six months ended
	2009	2008

Share capital
Balance at 1 January	1,852	1,085
Balance at 30 June	1,852	1,085

Share premium
Balance at 1 January	5,343	5,332
Share-based payment	-	10
Share premium increase [26]	3,000	-
Balance at 30 June	8,343	5,342

Treasury shares
Balance at 1 January	-	(2,640)
Balance at 30 June	-	(2,640)

Other reserves including retained earnings
Balance at 1 January	11,096	25,650
Profit/(loss) attributable to shareholders of the parent company	(2,649)	2,870
Balance at 30 June	8,447	28,520

Net gains/(losses) not recognized in the income statement

Currency translation account
Balance at 1 January	517	597
Comprehensive income/(expense) for the period	(298)	35
Balance at 30 June	219	632

Available-for-sale financial assets
Balance at 1 January	(865)	(543)
Comprehensive expense for the period	(713)	(658)
Balance at 30 June	(1,578)	(1,201)

Cash flow hedging reserve
Balance at 1 January	(866)	94
Comprehensive income/(expense) for the period	(213)	442
Balance at 30 June	(1,079)	536

Total comprehensive income/(expense) for the period	(3,873)	2,689

Equity attributable to shareholders of the parent company at 30 June	16,204	32,274

Non-controlling interests
Balance at 1 January	46	1,134
Comprehensive expense for the period	(7)	(236)
Equity attributable to non-controlling interests at 30 June	39	898

Total equity at 30 June	16,243	33,172

Numbers stated against items refer to the notes.

UNAUDITED

Condensed consolidated statement of cash flows for the six months ended 30 June 2009

(in millions of euros)	Six months ended
	30 June 2009	30 June 2008
Operating activities
Loss from continuing operations	(2,746)	(2,860)
Less: Profit from discontinued operations net of tax	99	5,745
Profit/(loss) for the period	(2,647)	2,885
Adjustments for non-cash items	2,239	1,691
Movement in operating assets and operating liabilities	38,916	4,028
Net cash flows from operating activities	38,508	8,604

Net cash flows from investing activities	(7,400)	12,733

Financing activities
Issuance of subordinated liabilities	17	483
Repayment of subordinated liabilities [26]	(1,523)	(555)
Issuance of other long term funding	3,528	10,046
Repayment and repurchase of other long term funding [26]	(8,824)	(15,630)
Issuance of equity funding [26]	3,000	-
Other	(1)	(213)
Net cash flows from financing activities	(3,803)	(5,869)

Currency translation differences on cash and cash equivalents	(1,129)	172

Movement in cash and cash equivalents	26,176	15,640
Cash and cash equivalents at 1 January	(13,447)	12,752
Cash and cash equivalents at 30 June	12,729	28,392

Determination of cash and cash equivalents:
Cash and balances at central banks	18,901	37,419
Loans and receivables – banks	10,857	8,754
Due to banks	(17,029)	(17,781)
Cash and cash equivalents at 30 June	12,729	28,392

Numbers stated against items refer to the notes.

UNAUDITED

Notes to the condensed consolidated financial statements

1           Basis of preparation and presentation

ABN AMRO Holding N.V. (referred to as ‘the Group’, ‘ABN AMRO’ or ‘ABN AMRO Group’) condensed consolidated financial statements for the six months ended 30 June 2009 are presented in accordance with International Accounting Standard 34 Interim Financial Reporting.

The condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s audited financial statements as part of the Annual Report as at 31 December 2008, which was prepared in accordance with International Financial Reporting Standards (‘IFRS’) as issued by the International Accounting Standards Board (‘IASB’) and IFRS as adopted by the European Union (‘EU’).

The condensed consolidated financial statements are unaudited. In the opinion of management, all disclosures necessary for an understanding in the changes in financial position and performance of ABN AMRO since the end of the last annual reporting period have been made. In some instances presentation of comparative amounts has been amended to align with the current presentation. In addition, certain balances within cash flows from financing activities have been reclassified for the comparative period in these condensed consolidated financial statements. This does not impact the net cash flows from financing activities for the comparative period.

Unless otherwise stated, all amounts are stated in millions of euros.

Changes in accounting policies
The same accounting policies and methods of computation are followed in these condensed consolidated financial statements as were applied in the preparation of the Group’s financial statements for the year ended 31 December 2008, except, where applicable, for the impact for the adoption of the Standards and interpretations described below.

 IAS 1 (revised 2007) Presentation of Financial Statements
(effective for annual periods beginning on or after 1 January 2009)
The revised IAS 1 affects the presentation of owner changes in equity and of comprehensive income. Information is to be aggregated based on shared characteristics, specifically requiring disclosure of changes in equity arising from transactions with owners separate from other changes in equity. The Standard requires the entity to present all items of recognised income and expense including gains and losses either in one single statement or in two linked statements. In order to implement the revised IAS 1, ABN AMRO presents two statements, a separate income statement displaying components of profit or loss and a second statement, the statement of comprehensive income, which begins with profit or loss and displays components of other comprehensive income. The ‘owner’ changes in equity remain in the statement of changes in equity.

In addition to this, the Standard has introduced a number of terminology changes, including revised titles for the financial statements. ABN AMRO has renamed the balance sheet to ‘statement of financial position’ and the cash flow statement to ‘statement of cash flows’. Adoption of the revised Standard has had no impact on the reported results or financial position of the Group.

Adoption of amendments to the following Standards and Interpretations applicable to this accounting period did not have an impact on the accounting policies, financial position or performance of the Group:

IAS 23 Borrowing costs, IAS 32 Financial instruments, Presentation and IAS 1 Puttable Financial Instruments and Obligations arising on liquidation, IFRS 2 Share based payments, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate,  IFRIC 16 Hedges of a Net Investment in a Foreign Operation and Improvements to IFRS issued in May 2008.

UNAUDITED

2          Segment reporting

ABN AMRO is comprised of three reportable segments, namely “RBS acquired”, “Dutch State acquired” and “Central Items”. The “RBS acquired” segment principally contains the international lending, international transaction services with operations in Europe, Asia and the Americas and the equities business of the RBS Group. The “Dutch State acquired” segment serves Dutch commercial clients, Dutch consumer clients, and Dutch and international private clients, and includes the International Diamond and Jewelry business. The “Central Items” segment includes items that are not allocated to but economically shared by the Consortium Members as well as settlement amounts accruing to Banco Santander S.A.

In prior periods the Group disclosed six reportable segments, namely Europe, Americas, Asia, the Netherlands, Private Clients and Central Items. The change from six reportable segments to three reportable segments reflects the focus of the Managing Board on the creation and subsequent legal separation of the Dutch State acquired businesses from the residual RBS acquired businesses into two separate independent banks, and the consequential impact that this progression has had on the management of the Group. Comparative segment figures have been restated to reflect the current organisation structure.

Measurement of segment assets, liabilities, income and results is based on the Group’s accounting policies. Segment assets, liabilities, income and results include items directly attributable to a segment.

In addition certain items previously reported as Central Items have been reallocated to either RBS acquired or Dutch State acquired. Comparative segment information for 2008 has also been adjusted to reflect these limited changes.

Central Items as noted includes items that are not allocated to but economically shared by the Consortium Members, as well as accumulated amounts accruing to Banco Santander S.A. arising from the disposal of Banco Real and other sales and settlements. In addition prior to April 2008, the majority of the Group Asset and Liability Management portfolios were economically shared prior to allocation to the respective Consortium Members. Since the allocation was effected on the basis of prospective agreements between Consortium Members, Group Asset and Liability Management results prior to this date are reported in Central Items. Remaining unallocated Group Asset and Liability Management portfolios continue to be reported in Central Items.

Operating segment information for the six months ended 30 June 2009

Consortium level	RBS acquired	Dutch State acquired	Central Items	Subtotal	Discontinued Operations	Total

Net interest income	783	1,449	94	2,326	-	2,326
Net fee and commission income	526	601	1	1,128	-	1,128
Net trading income	146	17	6	169	-	169
Result from financial transactions	(1,543)	204	(212)	(1,551)	-	(1,551)
Share of result in equity accounted investments	(35)	49	13	27	-	27
Other operating income	(27)	102	80	155	-	155
Income of consolidated private equity holdings	-	225	15	240	-	240
Total income	(150)	2,647	(3)	2,494	-	2,494
Total operating expenses	2,197	1,966	113	4,276	-	4,276
Loan impairment charges and allowances	1,113	596	-	1,709	-	1,709
Total expenses	3,310	2,562	113	5,985	-	5,985

Operating profit/(loss) before tax	(3,460)	85	(116)	(3,491)	-	(3,491)
Tax	(697)	8	(56)	(745)	-	(745)
Profit/(loss) from continuing operations	(2,763)	77	(60)	(2,746)	-	(2,746)
Profit from discontinued operations net of tax	-	-	-	-	99	99
Profit/(loss) for the period	(2,763)	77	(60)	(2,746)	99	(2,647)

Other information at 30 June 2009
Total assets	321,462	192,123	9,320	522,905	340	523,245
Of which equity accounted investments	157	260	439	856	-	856
Total liabilities	316,282	185,233	5,427	506,942	60	507,002
Capital expenditure	88	111	2	201	-	201
Depreciation and amortisation	356	171	21	548	-	548
Impairment of available-for-sale securities	-	6	-	6	-	6

UNAUDITED

Operating segment information for the six months ended 30 June 2008

Consortium Level	RBS acquired	Dutch State acquired	Central Items	Subtotal	Discontinued Operations	Total

Net interest income	1,401	1,620	(375)	2,646	-	2,646
Net fee and commission income	586	693	87	1,366	-	1,366
Net trading income	(2,160)	91	(213)	(2,282)	-	(2,282)
Result from financial transactions	(699)	117	(121)	(703)	-	(703)
Share of result in equity accounted investments	14	41	29	84	-	84
Other operating income	47	126	18	191	-	191
Income of consolidated private equity holdings	-	-	1,033	1,033	-	1,033
Total income	(811)	2,688	458	2,335	-	2,335
Total operating expenses	2,534	1,811	1,279	5,624	-	5,624
Loan impairment charges and allowances	242	235	2	479	-	479
Total expenses	2,776	2,046	1,281	6,103	-	6,103

Operating profit/(loss) before tax	(3,587)	642	(823)	(3,768)	-	(3,768)
Tax	(843)	148	(213)	(908)	-	(908)
Profit/(loss) from continuing operations	(2,744)	494	(610)	(2,860)	-	(2,860)
Profit from discontinued operations net of tax	-	-	-	-	5,745	5,745
Profit/(loss) for the period	(2,744)	494	(610)	(2,860)	5,745	2,885

Other information at 30 June 2008
Total assets	657,473	173,869	10,739	842,081	70,663	912,744
Of which equity accounted investments	236	245	344	825	-	825
Total liabilities	642,322	165,659	18,467	826,448	53,124	879,572
Capital expenditure	86	165	112	363	-	363
Depreciation and amortisation	97	165	149	411	-	411
Impairment of available-for-sale securities	109	-	-	109	-	109

Operating segment information for the year ended 31 December 2008

Consortium Level	RBS acquired	Dutch State acquired	Central Items	Subtotal	Discontinued Operations	Total

Net interest income	2,548	3,223	12	5,783	-	5,783
Net fee and commission income	1,358	1,322	(51)	2,629	-	2,629
Net trading income	(9,115)	190	(399)	(9,324)	-	(9,324)
Result from financial transactions	(1,518)	181	(347)	(1,684)	-	(1,684)
Share of result in equity accounted investments	9	31	66	106	-	106
Other operating income	54	242	10	306	-	306
Income of consolidated private equity holdings	-	-	1,726	1,726	-	1,726
Total income	(6,664)	5,189	1,017	(458)	-	(458)
Total operating expenses	5,718	3,786	2,125	11,629	-	11,629
Loan impairment charges and allowances	2,609	776	2	3,387	-	3,387
Total expenses	8,327	4,562	2,127	15,016	-	15,016

Operating profit/(loss) before tax	(14,991)	627	(1,110)	(15,474)	-	(15,474)
Tax	(2,442)	156	(294)	(2,580)	-	(2,580)
Profit/(loss) from continuing operations	(12,549)	471	(816)	(12,894)	-	(12,894)
Profit from discontinued operations net of tax	-	-	-	-	16,489	16,489
Profit/(loss) for the year	(12,549)	471	(816)	(12,894)	16,489	3,595

Other information at 31 December 2008
Total assets	478,195	177,114	9,925	665,234	1,583	666,817
Of which equity accounted investments	158	210	428	796	-	796
Total liabilities	472,244	170,069	6,517	648,830	864	649,694
Capital expenditure	192	273	111	576	-	576
Depreciation and amortisation	481	334	230	1,045	-	1,045
Impairment of available-for-sale securities	333	-	-	333	-	333

UNAUDITED

3           Net interest income

	Six months ended
	30 June 2009	30 June 2008
Interest income from:
Cash and balances at central banks	64	167
Financial investments available-for-sale	1,272	2,074
Loans and receivables-banks	238	561
Loans and receivables-customers	5,747	8,421
Subtotal	7,321	11,223

Interest expense from:
Due to banks	1,080	1,944
Due to customers	2,602	4,143
Issued debt securities	1,221	2,840
Subordinated liabilities	263	418
Funding of the trading business	(171)	(768)
Subtotal	4,995	8,577

Total	2,326	2,646

4           Net fee and commission income

	Six months ended
	30 June 2009	30 June 2008
Fee and commission income
Securities brokerage fees	389	507
Payment and transaction service fees	382	395
Asset management and trust fees	118	187
Fees generated on financing arrangements	69	60
Advisory fees	99	198
Other fees and commissions	257	247
Subtotal	1,314	1,594

Fee and commission expense
Securities brokerage expense	26	52
Other fee and commission expense	160	176
Subtotal	186	228

Total	1,128	1,366

5           Net trading income/(loss)

	Six months ended
	30 June 2009	30 June 2008

Interest instruments and credit trading	(828)	(3,044)
Foreign exchange trading	578	490
Equity and commodity trading	390	239
Other	29	33
Total	169	(2,282)

6           Results from financial transactions

	Six months ended
	30 June 2009	30 June 2008

Net result on the sale of available-for-sale debt securities	(10)	(7)
Net result on the sale of loan advances	(265)	(428)
Impairment of available-for-sale debt securities	(6)	(109)
Net result on available-for-sale equity investments	12	(48)
Fair value changes in own credit risk	(61)	520
Dividends on available-for-sale equity investments	11	6
Net result on other equity investments	(146)	(589)
Hedging ineffectiveness	(13)	(20)
Fair value changes of credit default swaps	(1,333)	95
Other	260	(123)
Total	(1,551)	(703)

7           Other operating income

	Six months ended
	30 June 2009	30 June 2008

Insurance activities	9	28
Leasing activities	27	40
Disposal of operating activities and equity accounted investments	53	20
Other	66	103
Total	155	191

8           Personnel expenses

	Six months ended
	30 June 2009	30 June 2008

Salaries (including bonuses and allowances)	1,405	1,756
Social security expenses	140	166
Pension and post retirement healthcare costs	210	153
Share-based payment expenses	-	10
Temporary staff costs	105	129
Termination and restructuring related costs	64	106
Other employee costs	70	239
Total	1,994	2,559

9           General and administrative expenses

	Six months ended
	30 June 2009	30 June 2008

Professional fees	314	456
Information, communication and technology expenses	622	516
Property costs	222	242
Expenses of consolidated private equity holdings	40	77
Other general and administrative expenses	407	583
Total	1,605	1,874

UNAUDITED

10           Tax

The effective tax rate on operating profit from continuing operations for the first half year of 2009 is 21.3% (six months ended 30 June 2008: 24.1%) compared to a nominal tax rate in the Netherlands of 25.5%. Over the full year 2008, the effective tax rate was 16.7%.

11           Other comprehensive income/(expense)

	Six months ended
	30 June 2009		30 June 2008

Other comprehensive income/(expense):
Currency translation account		(409)		47
Available-for-sale financial assets*:
(Losses) arising during the period	(930)		(1,465)
Less: Reclassification adjustments for (gains)/losses included in profit or loss	(31)	(961)	166	(1,299)
Cash flow hedging reserve*:
(Losses)/gains arising during the period	(336)		573
Less: Reclassification adjustments for (gains)/losses included in profit or loss	67	(269)	15	588

Other comprehensive expense		(1,639)		(664)
Income tax relating to components of other comprehensive expense		406		232
Other comprehensive expense for the period, net of tax		(1,233)		(432)

* includes share of other comprehensive income of associates of EUR 29 million gain in available-for-sale financial assets and of EUR 26 million gain in cash flow hedging reserve.

Tax effects of each component of other comprehensive income/ (expense)

	Six months ended
	30 June 2009			30 June 2008
	Before tax amount	Tax	Net of tax amount	Before tax amount	Tax	Net of tax amount
Currency translation account	(409)	102	(307)	47	(12)	35
Available-for-sale financial assets*	(961)	248	(713)	(1,299)	390	(909)
Cash flow hedging reserve	(269)	56	(213)	588	(146)	442
Other comprehensive expense	(1,639)	406	(1,233)	(664)	232	(432)

* includes share of other comprehensive income of associates of EUR 29 million gain in available-for-sale financial assets and EUR 26 million gain in cash flow hedging reserve.

12           Financial assets and liabilities held for trading

	30 June 2009	31 December 2008

Financial assets held for trading
Interest earning financial assets	14,688	21,327
Equity instruments	10,347	12,430
Derivative financial instruments	76,172	178,896
Total assets held for trading	101,207	212,653

Financial liabilities held for trading
Short positions in financial assets	3,940	5,413
Derivative financial instruments	76,012	186,674
Total liabilities held for trading	79,952	192,087

UNAUDITED

13           Financial investments

	30 June 2009	31 December 2008

Interest-earning securities: available-for-sale
Dutch State	6,329	3,866
US Treasury and US Government	4,491	5,204
Other OECD governments	27,591	23,552
Non-OECD governments	3,017	4,152
Mortgage and other asset backed securities	20,734	22,572
Financial institutions	5,619	3,942
Non financial institutions	2,197	2,058
Other interest-earning securities	90	218
Subtotal	70,068	65,564

Equity instruments
Available-for-sale	753	837
Designated at fair value through income	606	660
Subtotal	1,359	1,497

Total	71,427	67,061

14           Loans and receivables – banks

	30 June 2009	31 December 2008

Current accounts	10,857	4,254
Time deposits placed	12,347	11,012
Professional securities transactions	11,977	39,453
Loans	17,618	20,893
Subtotal	52,799	75,612

Allowances for impairment	(46)	(46)

Total	52,753	75,566

15           Loans and receivables – customers

	30 June 2009	31 December 2008

Public sector	2,548	8,786
Commercial	121,986	138,484
Consumer	110,304	109,298
Professional securities transactions	15,027	13,193
Multi-seller conduits	2,856	5,264
Subtotal	252,721	275,025

Allowances for impairment	(5,774)	(4,518)

Total	246,947	270,507

16   Goodwill

As of 30 June 2009, EUR 194 million of goodwill has been fully impaired. The goodwill impairment charge relates to disposal units comprising the Group's retail and commercial businesses across Asia and the wholesale banking businesses in Vietnam, Philippines, Taiwan and Pakistan which are classified as held for sale. The recoverable amounts for the impairment purposes have been determined based on the agreed and expected sale prices of these disposal units.

UNAUDITED

17           Deferred tax assets and liabilities

	30 June 2009		31 December 2008
	Assets	Liabilities	Assets	Liabilities
Current tax	525	301	583	450
Deferred tax	6,223	282	4,517	250
Total	6,748	583	5,100	700

18           Loan impairment and other credit risk provisions

Loan and impairment charges for the six months ended 30 June 2009

	Banks	Commercial	Consumer	Total

Balance at 1 January 2009	46	3,654	863	4,563

Loan impairment and other credit risk provisions movement:
New impairment allowances	-	1,517	381	1,898
Reversal of impairment allowances no longer required	-	(164)	(16)	(180)
Recoveries of amounts previously written off	-	(4)	(5)	(9)
Total loan impairment and other credit risk provisions	-	1,349	360	1,709

Other movement:
Amount recorded in interest income from unwinding of discounting	-	(19)	-	(19)
Currency translation differences	-	78	-	78
Amounts written off (net)	-	(334)	(185)	(519)
Recoveries of amounts previously written off		4	5	9
Effects of (de)consolidating entities	-	(70)	(8)	(78)
Reserve for unearned interest accrued on impaired loans	-	74	3	77
Total other movement	-	(267)	(185)	(452)

Balance at 30 June 2009	46	4,736	1,038	5,820

19           Other assets

	30 June 2009	31 December 2008

Non-trading derivative assets	3,043	6,222
Unit-linked investments held for policyholder accounts	3,481	3,898
Pension assets	163	71
Sundry assets and other receivables	4,016	7,536
Total	10,703	17,727

20           Due to banks

This item is comprised of amounts due to banking institutions, including central banks and multilateral development banks.

	30 June 2009	31 December 2008

Professional securities transactions	6,864	26,650
Current accounts	19,880	24,909
Time deposits	41,333	42,423
Other	766	638
Total	68,843	94,620

UNAUDITED

21          Due to customers

This item is comprised of amounts due to non-banking customers.
	30 June 2009	31 December 2008

Consumer current accounts	20,564	17,706
Commercial current accounts	52,998	60,531
Consumer savings accounts	68,945	64,429
Commercial deposit accounts	53,496	58,248
Professional securities transactions	6,335	6,053
Other	1,641	2,037
Total	203,979	209,004

22           Issued debt securities

	30 June 2009	31 December 2008

Bonds and notes issued	70,558	75,198
Certificates of deposit and commercial paper	27,704	30,020
Cash notes, savings certificates and bank certificates	1,252	1,222
Subtotal	99,514	106,440

Commercial paper issued by multi-seller conduits	2,560	4,856

Total	102,074	111,296

Bonds and notes are issued in the capital markets with a focus on the euro market and are denominated mostly in Euros and US dollars. The commercial paper programmes are issued globally.

The balance above includes various structured liabilities that have been designated at fair value through income of EUR 33,869 million (2008: EUR 36,856 million). The change in fair value attributable to changes in own credit risk is as follows:

	30 June 2009	31 December 2008

Cumulative change in fair value	744	715
Change during the period*	42	352

* Six months ended 30 June 2009 compared to twelve months ended 31 December 2008. Excluding foreign exchange effect.

23           Provisions

	30 June 2009	31 December 2008
Insurance fund liabilities	2,505	2,461
Provisions for contributions to post-retirement healthcare	6	10
Provision for pension commitments	170	167
Other staff provision	324	374
Restructuring provision	142	186
Other provisions	841	946
Total	3,988	4,144

24           Other liabilities

	30 June 2009	31 December 2008

Non-trading derivative liabilities	7,310	7,144
Liability to unit-linked policyholders	3,481	3,898
Sundry liabilities and other payables	8,932	3,970
Total	19,723	15,012

UNAUDITED

25           Subordinated liabilities

Issued liabilities qualify as subordinated debt if claims by the holders are subordinated to all other current and future liabilities of, respectively, ABN AMRO Holding N.V., ABN AMRO Bank N.V. and other Group companies. These liabilities qualify as capital, taking into account remaining maturities, for the purpose of determining the consolidated capital adequacy ratios for the Dutch Central Bank.

The following table analyses the subordinated liabilities by issuer:

	30 June 2009	31 December 2008

ABN AMRO Bank N.V.	9,845	11,195
Other Group companies	2,344	2,354
Total	12,189	13,549

Total subordinated liabilities include EUR 3,309 million (2008: EUR 3,317 million) which qualifies as tier 1 capital for capital adequacy purposes with the Dutch Central Bank, when taking into account remaining maturities.

The maturity profile of subordinated liabilities is as follows:

	30 June 2009	31 December 2008

Within one year	805	1,513
After one and within two years	17	806
After two and within three years	27	19
After three and within four years	26	43
After four and within five years	26	4
After five years	11,288	11,164
Total	12,189	13,549

Some subordinated liabilities are designated at fair value through income. The change in fair value attributable to changes in own credit risk is as follows:

	30 June 2009	31 December 2008

Cumulative change in fair value	133	236
Change during the period*	(103)	138
* Six months ended 30 June 2009 compared to twelve months ended 31 December 2008

26           Note to the statement of cash flows

Net cash flows from financing activities

All repayments on subordinated liabilities are due to maturing of the securities. Repayment and repurchase of other long term funding consists of EUR 0.9 billion repurchase and EUR 7.9 billion repayment on maturity.  Issuance of equity funding is due to EUR 3.0 billion share premium increase by RFS Holdings B.V.

Currency translation differences on cash and cash equivalents

The adverse currency translation differences on cash and cash equivalents are mainly due to the effect of the appreciation of the British Pound against the Euro.

UNAUDITED

27           Capital adequacy

Subsequent to its acquisition by RFS Holdings B.V., ABN AMRO received approval for a transitional period from the Dutch Central Bank and the UK Financial Services Authority with regards to compliance to Basel II capital rules. ABN AMRO has agreed with these regulators to continue to report figures on the basis of Basel I until December 2009. In accordance with this, specific minimal requirements have been set for Tier 1 and Total capital ratios, including the requirement to treat the capital deductions in the same manner as required by Basel II.

These ratios measure capital adequacy by comparing the Group’s eligible capital with its balance sheet assets, off-balance sheet commitments and market and other risk positions at weighted amounts to reflect their relative risk. The market risk approach covers the general market risk and the risk of open positions in currencies and debt and equity securities primarily in the trading book. Assets are weighted according to broad categories of notional risk, being assigned a risk weighting according to the amount of capital deemed to be necessary to support them.

Tier 1 capital consists of shareholders’ equity and qualifying subordinated liabilities less goodwill and some intangible assets. The total capital ratio includes additional qualifying subordinated liabilities, taking into account the remaining maturities (tier 2 capital). Core tier 1 capital is tier 1 capital excluding qualifying subordinated liabilities.

The following table provides actual capital levels as determined for supervisory purposes:

	30 June 2009		31 December 2008
	Required	Actual

Total risk-weighted assets		150,877	176,028

Total capital	18,860	27,052	25,405
Total capital ratio	12.50%	17.93%	14.43%

Tier 1 capital	13,579	20,079	19,152
Tier 1 capital ratio	9.00%	13.31%	10.88%

Core tier 1		18,009	17,778
Core tier 1 ratio		11.94%	10.10%

28           Profit from discontinued operations net of tax / Assets and liabilities of businesses held for sale

At 31 December 2008 and 30 June 2009, the assets and liabilities of the private equity investments not allocated to individual Consortium Members as well as remaining Santander businesses were classified as disposal groups.

In addition, at 30 June 2009, disposal groups comprise the assets and liabilities of the Group's retail and commercial businesses across Asia and the wholesale banking businesses in Vietnam, Philippines, Taiwan and Pakistan. On 4 August 2009, the RBS Group announced that it had agreed to sell retail and commercial banking operations in Taiwan, Hong Kong, Singapore and Indonesia together with its onshore wholesale operations in the Philippines, Vietnam and Taiwan to ANZ Group Limited, which are held by ABN AMRO.  Additionally, on 12 August 2009 RBS announced that it had agreed to sell its 99.37% holding in The Royal Bank of Scotland Limited (RBS Pakistan) to MCB Bank Limited.

29           Subsequent events

Capital actions
On 26 June 2009, the Minister of Finance of the Netherlands (‘the Minister’) as part of an update letter to the Dutch Lower House of Parliament on the strategy, risk policy, legal structure and the separation plan, requested approval for specific capitalisation actions. In July 2009 the Dutch Parliament approved the Minister’s request to acquire a EUR 800 million Mandatory Convertible Tier-1 Security (‘MCS’) to be issued by ABN AMRO Bank N.V. and enter into a Credit Default Swap (‘CDS’) agreement with ABN AMRO Bank N.V.

UNAUDITED

The MCS has been issued and was acquired by the Ministry of Finance on 31 July 2009. When ABN AMRO II N.V. transfers out of ABN AMRO Holding N.V., planned by the end of 2009, the security will mandatorily convert into common equity of ABN AMRO II N.V..  The MCS pays a 10% coupon and ABN AMRO Bank N.V. may defer coupons at any time.  In case ABN AMRO Bank N.V. is in breach of minimum capital adequacy requirements, as set by the Dutch Central Bank, the coupon payments will be deferred mandatorily.

Furthermore, the CDS agreement was signed on 31 July 2009 with a start date of no later than 31 August 2009.  Through this arrangement ABN AMRO Bank N.V. will purchase credit protection, for a fee of 51.5 bps p.a. on the outstanding portfolio amount, currently EUR 34.5 billion portfolio of own originated residential mortgages.  Under the agreement losses will be shared pari passu between ABN AMRO Bank N.V. for 5% and Dutch State for 95%, with a first loss for ABN AMRO Bank N.V. of 20bps p.a..  This credit default swap will reduce the risk-weighted assets of ABN AMRO Bank N.V. by EUR 19 billion.

Capital repatriation
On 7 August 2009 approval from the Dutch Central Bank was sought on the distribution of EUR 6.5 billion from ABN AMRO Bank N.V. to ABN AMRO Holding N.V. to enable ABN AMRO Holding N.V. to pay a dividend of EUR 6.5 billion to RFS Holdings B.V. for capital repatriation to its shareholder Santander, relating to realised proceeds from the 2008 sale of the Santander acquired businesses. Any further distribution for the benefit of Consortium Members will be subject to separate Dutch Central Bank approval and will be carried out upon the completion of planned capital actions.

Disposal of businesses
We refer to note 28.

30           Related parties

The UK Government through HM Treasury is the majority shareholder of The Royal Bank of Scotland Group plc, the ultimate consolidating parent of ABN AMRO. The Dutch State is one of the shareholders of ABN AMRO’s parent company, RFS Holdings B.V. As a result both the UK Government and the Dutch State are related parties of ABN AMRO Group. The Group enters into transactions with these and other related parties on an arms' length basis.

Related party transactions in the six months ended 30 June 2009 were similar in nature to those for the year ended 31 December 2008. Full details of the Group’s related party transactions for the year ended 31 December 2008 are included in the Group’s 2008 Annual Report.

31           Other contingencies

ABN AMRO is involved in a number of legal proceedings in the ordinary course of our business in a number of jurisdictions. In presenting our condensed consolidated financial statements, management makes estimates regarding the outcome of legal, regulatory and arbitration matters, and takes a charge to income when losses with respect to such matters are probable. Charges, other than those taken periodically for costs of defense, are not established for matters where losses can not be reasonably estimated. On the basis of information currently available, and having taken legal council with legal advisors, the Group is of the opinion that the outcome of these proceedings is unlikely to have a material adverse effect on the consolidated financial position and the consolidated profit of the Group.

In July 2004, ABN AMRO signed a written agreement with the United States regulatory authorities concerning ABN AMRO’s dollar clearing activities in the New York branch. In addition, in December 2005, ABN AMRO agreed to a Cease and Desist Order with the Dutch Central Bank and various United States federal and state regulators. This involved an agreement to pay an aggregate civil penalty of USD 75 million and a voluntary endowment of USD 5 million in connection with deficiencies in the United States dollar clearing operations at ABN AMRO’s New York branch and the United States Department of Treasury compliance procedures regarding transactions originating at its Dubai branch. ABN AMRO and members of ABN AMRO’s management continue to provide information to law enforcement authorities in connection with ongoing criminal investigations relating to ABN AMRO’s dollar clearing activities, United States Department of Treasury compliance procedures and other Bank Secrecy Act of 1970 compliance matters. The Cease and Desist Order with the Dutch Central Bank was lifted on 26 July 2007 and the Cease and Desist Order agreed with the United States authorities was lifted on 9 September 2008. Although no written agreement has yet been reached and negotiations are ongoing, ABN

UNAUDITED

AMRO has reached an agreement in principle with the United States Department of Justice that would resolve all presently known aspects of the ongoing investigation. Under the terms of the agreement in principle, ABN AMRO and the United States would enter into a deferred prosecution agreement in which ABN AMRO would waive indictment and agree to the filing of information in the United States District Court charging it with certain violations of federal law based on information disclosed in an agreed factual statement. ABN AMRO would also agree to continue co-operating in the United States’ ongoing investigation and to settle all known civil and criminal claims currently held by the United States for the sum of USD 500 million. The precise terms of the deferred prosecution agreement are still under negotiation.

These compliance issues and the related sanctions and investigations have had, and will continue to have an impact on ABN AMRO’s operations in the United States, including limitations on expansion. ABN AMRO is actively exploring all possible options to resolve these issues. The ultimate resolution of these compliance issues and related investigations and the nature and severity of possible additional sanctions cannot be predicted.

32           Condensed consolidating financial statements

ABN AMRO Bank N.V. is a wholly owned subsidiary of ABN AMRO Group and is able to offer and sell certain securities in the US from time to time pursuant to a registration statement on Form F-3 filed with the SEC. The Group has fully and unconditionally guaranteed the obligations of ABN AMRO Bank N.V. that have been incurred: this guarantee includes all securities issued by ABN AMRO Bank N.V.

ABN AMRO Bank N.V. utilises an exception in Rule 3-10 of Regulation S-X and therefore does not file its financial statements with the SEC. In accordance with the requirement to qualify for the exception, presented below is condensed consolidating financial information for (i) ABN AMRO Holding N.V., on a standalone basis as guarantor ('Holding Company'); (ii) ABN AMRO Bank N.V. on a standalone basis ('Bank Company'); (iii) other subsidiaries of the Group on a combined basis ('Subsidiaries'); (iv) consolidation adjustments ('Eliminate and reclassify'); and total consolidated amounts ('ABN AMRO consolidated').

The condensed consolidated financial information is prepared in accordance with International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the IASB, where the Group has applied Rule 3-10 of Regulation S-X which requires a company to account for its investments in subsidiaries using the equity method, differing from IAS 27 which requires the Group account for investments in their subsidiaries at cost subject to impairment.

The following consolidating information presents condensed statements of financial position as at 30 June 2009 and 31 December 2008 and condensed statements of income and cash flows for the six months ended 30 June 2009 and 2008 of Holding Company, Bank Company and its subsidiaries.

The condensed statements of financial position at 30 June 2009 and as at 31 December 2008 are presented in the following tables:

UNAUDITED

Condensed consolidating statement of financial position as at 30 June 2009

(in millions of euros)	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks		17,652	1,249		18,901
Financial assets held for trading		93,976	7,607	(376)	101,207
Financial investments		104,993	6,784	(40,350)	71,427
Loans and receivables-banks	3,003	154,134	123,243	(227,627)	52,753
Loans and receivables-customers		155,474	106,450	(14,977)	246,947
Equity accounted investments	13,250	8,675	593	(21,662)	856
Property and equipment		1,273	822		2,095
Goodwill and other intangibles		438	357		795
Assets of businesses held for sale			340	6,133	6,473
Accrued income and prepaid expenses		3,096	1,244		4,340
Tax assets		6,279	469		6,748
Other assets		5,201	5,503	(1)	10,703
Total assets	16,253	551,191	254,661	(298,860)	523,245

Financial liabilities held for trading		76,861	3,094	(3)	79,952
Due to banks		149,833	122,671	(203,661)	68,843
Due to customers		211,817	35,791	(43,629)	203,979
Issued debt securities		67,931	72,665	(38,522)	102,074
Provisions		986	3,002		3,988
Liabilities of businesses held for sale			60	9,735	9,795
Accrued expenses and deferred income		4,529	1,346	1	5,876
Tax liabilities	48	180	353	2	583
Other liabilities	1	16,008	4,835	(1,121)	19,723
Subordinated liabilities		9,796	2,392	1	12,189
Equity attributable to shareholders of the parent	16,204	13,250	8,413	(21,663)	16,204
Equity attributable to non-controlling interests			39		39
Total liabilities and equity	16,253	551,191	254,661	(298,860)	523,245

UNAUDITED

Condensed consolidating statement of financial position as at 31 December 2008

(in millions of euros)	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Cash and balances at central banks	-	4,184	1,670	-	5,854
Financial assets held for trading	-	208,132	5,199	(678)	212,653
Financial investments	-	94,144	6,593	(33,676)	67,061
Loans and receivables-banks	-	163,197	113,983	(201,614)	75,566
Loans and receivables-customers	-	193,527	94,339	(17,359)	270,507
Equity accounted investments	17,130	10,097	587	(27,018)	796
Property and equipment	-	1,319	716	-	2,035
Goodwill and other intangibles	-	674	250	-	924
Assets of businesses held for sale	-	418	1,165	-	1,583
Accrued income and prepaid expenses	-	5,499	1,512	-	7,011
Tax assets	-	4,653	447	-	5,100
Other assets	-	11,498	6,229	-	17,727
Total assets	17,130	697,342	232,690	(280,345)	666,817

Financial liabilities held for trading	-	189,886	2,201	-	192,087
Due to banks	8	154,423	111,344	(171,155)	94,620
Due to customers	-	232,367	24,456	(47,819)	209,004
Issued debt securities	-	74,674	70,976	(34,354)	111,296
Provisions	-	1,113	3,031	-	4,144
Liabilities of businesses held for sale	-	484	380	-	864
Accrued expenses and deferred income	-	6,880	1,538	-	8,418
Tax liabilities	45	278	377	-	700
Other liabilities	-	8,964	6,048	-	15,012
Subordinated liabilities	-	11,147	2,402	-	13,549
Equity attributable to shareholders of the parent	17,077	17,130	9,887	(27,017)	17,077
Equity attributable to non-controlling interests	-	(4)	50	-	46
Total liabilities and equity	17,130	697,342	232,690	(280,345)	666,817

The condensed income statements for the six months ended 30 June 2009 and 2008 are presented in the following tables:

Condensed consolidating income statement for the six months ended 30 June 2009

(in millions of euros)	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	12	1,639	675	-	2,326
Results from consolidated subsidiaries	(2,756)	108	-	2,648
Net fee and commission income	-	625	503	-	1,128
Net trading income/(loss)	-	(55)	224	-	169
Results from financial transactions	-	(1,362)	(189)	-	(1,551)
Other operating income	-	90	332	-	422
Total income	(2,744)	1,045	1,545	2,648	2,494
Operating expenses	1	3,082	1,193	-	4,276
Loan impairment and other credit risk provision	-	1,520	189	-	1,709
Operating profit/(loss) before tax	(2,745)	(3,557)	163	2,648	(3,491)
Tax	3	(801)	53	-	(745)
Profit/(loss) from discontinued operations net of tax	99	3	3	(6)	99
Profit/(loss) for the period	(2,649)	(2,753)	113	2,642	(2,647)
Non-controlling interest	-	-	2	-	2
Net profit/(loss) attributable to shareholders of the parent company	(2,649)	(2,753)	111	2,642	(2,649)

UNAUDITED

Condensed consolidating income statement for the six months ended 30 June 2008

(in millions of euros)	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Net interest income	(27)	2,052	621	-	2,646
Results from consolidated subsidiaries	(2,850)	(440)	-	3,290	-
Net fee and commission income	-	812	554	-	1,366
Trading income/(loss)	-	(2,517)	235	-	(2,282)
Results from financial transactions	-	92	(795)	-	(703)
Other operating income	-	126	1,182	-	1,308
Total income	(2,877)	125	1,797	3,290	2,335
Operating expenses	1	3,466	2,157	-	5,624
Loan impairment and other credit risk provision	-	423	56	-	479
Operating profit/(loss) before tax	(2,878)	(3,764)	(416)	3,290	(3,768)
Tax	(3)	(914)	9	-	(908)
Profit/(loss) from discontinued operations net of tax	5,745	5,745	360	(6,105)	5,745
Profit/(loss) for the period	2,870	2,895	(65)	(2,815)	2,885
Non-controlling interest	-	-	15	-	15
Net profit/(loss) attributable to shareholders of the parent company	2,870	2,895	(80)	(2,815)	2,870

The condensed statement of cash flows for the six months ended 30 June 2009 and 2008 are presented in the following tables:

Condensed consolidating statement of cash flows for the six months ended 30 June 2009

(in millions of euros)	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows operating activities	11	46,852	(7,725)	(630)	38,508
Net outflow of investment/sale of securities investment portfolios	-	(7,067)	(168)	-	(7,235)
Net outflow of investment/sale of participating interests	-	(13)	7	-	(6)
Net outflow of investment/sale of property and equipment	-	(42)	(49)	-	(91)
Net outflow of investment of intangibles	-	(56)	(12)	-	(68)
Net cash flows from investing activities	-	(7,178)	(222)	-	(7,400)
Net increase (decrease) of subordinated liabilities	-	(1,506)	-	-	(1,506)
Net increase (decrease) of long-term funding	-	(11,255)	5,959	-	(5,296)
Net increase (decrease) of (treasury) shares	-	-	-	-	-
Other changes in equity	3,000	-	(1)	-	2,999
Cash dividends paid	-	-	(630)	630	-
Net cash flows from financing activities	3,000	(12,761)	5,328	630	(3,803)
Currency translation differences on cash and cash equivalents	-	(1,109)	(20)	-	(1,129)
Cash flows	3,011	25,804	(2,639)	-	26,176

UNAUDITED

Condensed consolidating statement of cash flows for the six months ended 30 June 2008

(in millions of euros)	Holding company	Bank company	Subsidiaries	Eliminate and reclassify	ABN AMRO consolidated
Total net cash flows operating activities	921	29,718	(21,993)	(42)	8,604
Net outflow of investment/sale of securities investment portfolios	-	(1,521)	1,617	-	96
Net outflow of investment/sale of participating interests	-	16	(3)	-	13
Net outflow of investment/sale of property and equipment	-	(66)	12,867	-	12,801
Net outflow of investment of intangibles	-	(121)	(56)	-	(177)
Net cash flows from investing activities	-	(1,692)	14,425	-	12,733
Net increase (decrease) of subordinated liabilities	-	(543)	471	-	(72)
Net increase (decrease) of long-term funding	-	(6,636)	1,052	-	(5,584)
Net increase (decrease) of (treasury) shares	-	-	-	-	-
Other changes in equity	-	-	(213)	-	(213)
Cash dividends paid	-	-	(42)	42	-
Net cash flows from financing activities	-	(7,179)	1,268	42	(5,869)
Currency translation differences on cash and cash equivalents	-	107	65	-	172
Cash flows	921	20,954	(6,235)	-	15,640

UNAUDITED

ADDITIONAL INFORMATION

Impact of the credit environment on the Group’s financial position and results of operations

Asset-backed exposure
The table below summarises the net exposures and balance sheet carrying values of the Group’s ABS by measurement classification, with further commentary on the products mentioned.

(in millions of euros)	Held for trading		Available-for-sale		Total ABS
	30 June 2009	31 December 2008	30 June 2009	31 December 2008	30 June 2009	31 December 2008
Net exposure[1]

RMBS	3,075	4,039	7,899	8,011	10,974	12,050
Residential mortgage covered bonds	-	-	10,056	10,858	10,056	10,858
CMBS	-	344	-	-	-	344
CDO & CLOs	-	853	270	327	270	1,180
Other ABS	197	257	2,509	3,375	2,706	3,632
Total	3,272	5,493	20,734	22,571	24,006	28,064

Carrying value[2]

RMBS	3,075	4,096	7,899	8,011	10,974	12,107
Residential mortgage covered bonds	-	-	10,056	10,858	10,056	10,858
CMBS	77	592	-	-	77	592
CDOs & CLOs	-	4,224	270	327	270	4,551
Other ABS	198	257	2,509	3,375	2,707	3,632
Total	3,350	9,169	20,734	22,571	24,084	31,740

1 Net exposure is the carrying value after taking account of hedge protection purchased from monolines and other counterparties. The hedge provides protection against the notional and interest cash flows due to the holder of debt instruments in the event of default by the debt security counterparty.
2 Carrying value is the amount recorded on the balance sheet.

The Group’s position in RMBS has slightly decreased in the first half of 2009. The held for trading position consists of prime European RMBS positions held as part of the RBS allocated Group Asset and Liability Management portfolios. The available-for-sale RMBS positions are backed by mortgages covered by the Dutch mortgage guarantee scheme and were AAA rated at 30 June 2009.

96% of residential mortgage covered bonds were AAA rated at 30 June 2009. All residential mortgage covered bonds were originated in Europe, of which 79% in Spain.

The commercial mortgage-backed securities (‘CMBS‘) position is now fully hedged and was originated in Europe.

The collateralised debt obligations (‘CDO‘) / collateralised loan obligations (‘CLO‘) exposure decreased significantly due to transfers to RBS during the first half of 2009. As part of the transfer, all super senior CDO positions (31 December 2008: EUR 636 million) were sold to RBS. A loss of EUR 203 million was recognised on those positions in 2009 prior to the transfer. The remaining available-for-sale portfolio comprises of other senior CDOs (EUR 270 million), which are held in RBS allocated Group Asset and Liability Management portfolios and were AAA rated at 30 June 2009.

The net exposure to ABSs backed by assets other than residential mortgages, such as sovereign or public entities debt, amounts to EUR 2.7 billion (31 December 2008: EUR 3.6 billion) and is mainly related to AAA European (41% Germany, 38% Spain) covered bonds held in RBS allocated Group Asset and Liability Management portfolios. The decrease is due to maturing of the papers, transfers to RBS, sale of part of the portfolio and a decrease in fair value.

UNAUDITED

Monoline exposure
The table below analyses the Group’s holding of credit default swaps (‘CDSs‘) with monoline counterparties.

(in millions of euros)	30 June 2009	31 December 2008
Gross exposure to monolines	3,638	5,278
Credit valuation adjustment	(2,689)	(2,822)
Hedges with bank counterparties (including overlay swap with RBS)	(947)	(283)
Net exposure to monolines	2	2,173

The net loss through income in the first half of 2009 amounts to EUR 1.4 billion and relates to increased levels of CVA recorded against the exposures to monoline insurers (mainly against MBIA and Assured Guaranty).

The monoline insurer CVA is calculated on a trade-by-trade basis, and is derived using market observable monoline credit spreads. The perceived deterioration in the credit quality of the monolines has been reflected by ratings downgrades. Market observable credit spreads have widened with lower recovery rate assumptions and this has resulted in relatively increased levels of CVA being recorded against the exposures to these counterparties.

Of the EUR 947 million hedges with bank counterparties EUR 865 million is subject to an overlay swap transacted with RBS which transfers the daily movement in the credit valuation adjustment (“CVA”) to RBS for these trades. The mark-to-market of this swap with RBS was EUR 35 million in favour of ABN AMRO at 30 June 2009.

Credit derivative product companies exposure
The table below presents a comparison of the mark-to-market of the credit protection purchased and the CVA on the CDPC. The rating is based on the rating of the CDPC:

(in millions of euros)	30 June 2009			31 December 2008
	Notional amount reference assets	Mark to market	Credit valuation adjustment	Notional amount reference assets	Mark to market	Credit valuation adjustment
AAA / AA rated	243	8	2	6,547	1,282	256
A / BBB rated	1,615	73	19	4,646	954	335
Total	1,858	81	21	11,193	2,236	591

The decrease in the notional amount and the related CVA during the first half of 2009 was driven mainly by trade novations to RBS. The CVA on remaining positions decreased due to increases in the fair value of the insured assets. The remaining positions are planned to be novated to RBS in the 3rd quarter 2009.

The movement in the CDPC CVA is analysed below:

(in millions of euros)
Balance at 1 January 2009	591
(Profits)/Losses through income	(126)
Realised CVA – transfers to RBS	(486)
Foreign currency movement	42
Balance at 30 June 2009	21

Own Credit
The table below shows the own credit spread adjustments recorded in the income statement during the period ended 30 June 2009. These own credit spread adjustments arise from changes in the fair value of financial liabilities designated at fair value attributable to changes in ABN AMRO’s own credit risk.

(in millions of euros)	Subordinated liabilities	Issued debt securities	Total
Balance at 1 January 2009	236	715	951
Effect of changes to credit spreads	(103)	42	(61)
Foreign exchange effect	-	(13)	(13)
Balance at 30 June 2009	133	744	877

UNAUDITED

The change in fair value applies to those financial liabilities designated at fair value where ABN AMRO’s own credit risk would be considered by market participants and excludes instruments for which it is established market practice not to include an entity-specific adjustment for own credit. The fair value change was calculated based on a yield curve generated from observed external pricing for funding and quoted CDS spreads. During the first half of 2009 ABN AMRO recorded in addition a gain in net trading income of EUR 41 million on own credit relating to derivative liabilities.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABN AMRO HOLDING N.V.

Date:	28 September 2009	By:	/s/ David Cole
			Name:	David Cole
			Title:	Chief Financial Officer

By:	/s/ Petri Hofsté
	Name:	Petri Hofsté
	Title:	Group Controller & Deputy Chief Financial Officer